Exhibit 99.1

Moody’s raises its ratings on FCA N.V.

Moody’s Investors Service communicated today that it has upgraded from “Ba1” to “Baa3” the Issuer Rating of FCA N.V. (NYSE: FCAU / MTA: FCA), and from “Ba2” to “Baa3” the rating on the bonds issued or guaranteed by FCA N.V..

The short-term rating is upgraded from “(P) NP” to “(P) P-3”.

The outlook on all ratings is stable.

London, 12 January 2021

For further information:
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Email: mediarelations@fcagroup.com
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